San Lotus Holding Inc.

3F B302C, No. 185 Kewang Road

Longtan Township, Taoyuan County 325

Taiwan (R.O.C.)

October 30, 2013

Securities and Exchange Commission

Division of Corporate Finance

Attn: Mr. Donald E. Field

100 F Street N.E.

Washington, D.C. 20549

Re:	San Lotus Holding Inc.

Form 8-K

Filed September 20, 2013

File No. 333-176694

Dear Mr. Field:

As a follow up to our conversation, we are in the process of amending our Current Report on Form 8-K, originally filed September 20, 2013, and require additional time to complete the amendment and related response letter. We expect that we will be able to file the amendment and response letter by no later than Friday, November 8, 2013.

Sincerely,

By: /s/ Chen Tseng Chih Ying

Chen Tseng Chih Ying

Chief Executive Officer and Director